                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)


                             Santa Fe Snyder Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   80218K-10-5
                                   -----------
                                 (CUSIP Number)


                                  Duke R. Ligon
                                20 North Broadway,
                                    Suite 1500
                              Oklahoma City, OK 73102
                                   405-235-3611
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  May 25, 2000
                                  ------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------                 -------------------------------
CUSIP NO.          80218K-10-5
--------------------------------                 -------------------------------

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          Devon Energy Corporation ("Devon")
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)      / /

                                                                    (b)      / /
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          BK, WC, OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR  2(e)                                    / /

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------

           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       36,424,413 shares
         BENEFICIALLY           ------------------------------------------------
           OWNED BY             8        SHARED VOTING POWER
             EACH                        -0-
           REPORTING            ------------------------------------------------
            PERSON              9        SOLE DISPOSITIVE POWER
             WITH                        36,424,413 shares
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         36,424,413
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.6%**
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

* The shares of common stock, par value $0.10 per share ("Santa Fe Snyder Common Stock"), of Santa Fe Snyder Corporation ("Santa Fe Snyder") covered by this item are purchasable by Devon upon exercise of an option granted by Santa Fe Snyder to Devon on May 25, 2000 and described in Item 4 of this Statement. Prior to the exercise of the option, Devon is not entitled to any rights as a stockholder of Santa Fe Snyder as to the shares of Santa Fe Snyder Common Stock covered by the option. The option may be exercised only upon the occurrence of certain events referred to in Item 4, none of which has occurred as of the date hereof. As a result, Devon expressly disclaims any beneficial ownership of the shares of Santa Fe Snyder Common Stock purchasable by Devon upon the exercise of the option, and Devon has no present investment or dispositive power with respect to such shares. If the option

                              - Page 2 of 9 Pages -
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were exercised, Devon would have the sole right to vote or to dispose of the shares of Santa Fe Snyder Common Stock issued as a result of such exercise.

** Beneficial ownership percentages set forth herein assume that at May 24, 2000, there were 183,035,836 shares of Santa Fe Snyder Common Stock outstanding. Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, shares deemed to be beneficially owned by the reporting person as a result of the option are also deemed to be outstanding for purposes of computing these percentages.

                              - Page 3 of 9 Pages -
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                                  SCHEDULE 13D
                                       OF
                            DEVON ENERGY CORPORATION

ITEM 1: SECURITY AND ISSUER

         This Statement on Schedule 13D relates to the common stock, par value $0.10 per share ("Santa Fe Snyder Common Stock"), of Santa Fe Snyder Energy Corporation, a Delaware corporation ("Santa Fe Snyder"). The address of Santa Fe Snyder's principal executive office is 840 Gessner Road, Suite No. 1400, Houston, Texas 77024.

ITEM 2: IDENTITY AND BACKGROUND

         The reporting person, Devon Energy Corporation ("Devon"), is incorporated under the laws of the State of Delaware. The address of Devon's principal executive office is 20 North Broadway, Suite 1500, Oklahoma City, Oklahoma 73102-8260. Devon is engaged in the exploration, development, acquisition and production of crude oil and natural gas in the United States and certain international areas.

         The names of the directors and executive officers of Devon and their respective business addresses or residences, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporation or other organizations in which such employment is conducted, are set forth in Annex A to this Statement and are specifically incorporated herein by reference. Other than Devon's executive officers and directors, there is no corporation or other person ultimately controlling Devon.

         (d) - (e) During the past five years, neither Devon nor, to the knowledge of Devon, any of persons listed on Annex A hereto (i) has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Santa Fe Snyder Option (as defined below) was granted as an inducement to and in consideration of entering into the Merger Agreement (as defined below) and Devon's granting a reciprocal option to Santa Fe Snyder. Devon did not pay any cash consideration in respect of the Santa Fe Snyder Option and has not purchased any shares of Santa Fe Snyder Common Stock thereunder.

         The exercise of the irrevocable option (the "Santa Fe Snyder
Option") held by Devon pursuant to a Stock Option Agreement, dated as of May 25, 2000 (the "Santa Fe Snyder Stock Option Agreement"), by and between Santa Fe Snyder (as issuer) and Devon (as grantee), for up to 36,424,413 shares of Santa Fe Snyder Common Stock would require (based on an Exercise Price of $10.6625 per share, subject to adjustment) the payment of an aggregate Exercise Price of approximately $388 million.

         If the conditions precedent were satisfied to permit Devon to exercise the Santa Fe Snyder Option and Devon so exercised the Santa Fe Snyder Option, Devon expects that it would fund its purchase through the use of one or more of the following sources: working capital of Devon, bank borrowings or other borrowings. Because the Santa Fe Snyder Option under the Santa Fe Snyder Stock Option Agreement is not currently exercisable, no determination has been made at this time as to the source of such funds.

                              - Page 4 of 9 Pages -
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ITEM 4: PURPOSE OF TRANSACTION

         MERGER AGREEMENT

         On May 25, 2000, Santa Fe Snyder, Devon and Devon Merger Co., a Delaware corporation ("Merger Co."), entered into an Agreement and Plan of Merger (the "Merger Agreement"), whereby, subject to the conditions stated therein, Merger Co. will merge with and into Santa Fe Snyder (the "Merger"). As a result of the Merger, Santa Fe Snyder will become a wholly owned subsidiary of Devon. In the Merger, each share of common stock of Santa Fe Snyder, par value $0.10 per share (the "Santa Fe Snyder Common Stock"), issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive 0.22 shares of common stock of Devon, par value $0.10 per share (the "Devon Common Stock").

         The closing of the Merger (the "Closing") will occur on the first business day immediately following the day on which all of the conditions to the Merger contained in the Merger Agreement have been satisfied or waived or on such other date as Santa Fe Snyder and Devon may agree (the "Closing Date"). The Closing is conditioned upon approval of the stockholders of both Santa Fe Snyder and Devon as well as the receipt of all applicable regulatory approvals, including the expiration or termination of the waiting period prescribed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other customary conditions all as further described in the Merger Agreement.

         The Merger Agreement provides for limitations on the solicitation by Devon and Santa Fe Snyder and their respective directors, officers, employees, agents, affiliates or other representatives of any proposal or offer (other than by the other party) with respect to certain types of business combinations and transactions. The Merger Agreement also provides for a termination fee payable to Santa Fe Snyder or Devon by the other if the Merger Agreement is terminated for certain reasons.

         The Merger Agreement is filed herewith as Exhibit 7.1 and incorporated by reference. All references herein are qualified in their entirety by reference to the Merger Agreement.

         As a result of the Merger, Santa Fe Snyder Common Stock will no longer be listed for trading on the NYSE.

         SANTA FE SNYDER STOCK OPTION AGREEMENT

         GENERAL. In connection with, and as an inducement to, the execution and delivery of the Merger Agreement, Santa Fe Snyder and Devon entered into the Santa Fe Snyder Stock Option Agreement pursuant to which Santa Fe Snyder granted to Devon an option to purchase up to 36,424,413 shares of Santa Fe Snyder Common Stock (subject to adjustment as provided in the Santa Fe Snyder Stock Option Agreement) at a price per share of $10.6625 (subject to adjustment as provided in the Santa Fe Snyder Stock Option Agreement).

         In connection with the execution of the Merger Agreement and the Santa Fe Snyder Stock Option Agreement, Santa Fe Snyder and Devon entered in a reciprocal stock option agreement (the "Devon Stock Option Agreement") pursuant to which Devon granted to Santa Fe Snyder an option (the "Devon Option") to purchase up to 16,501,054 shares of Devon Common Stock (subject to adjustment as provided in the Devon Stock Option Agreement) at a price per share of $56.4875 (subject to adjustment as provided in the Devon Stock Option Agreement).

         The following is summary of certain provision of the Santa Fe Snyder Stock Option Agreement.

         EXERCISE OF THE OPTIONS. The Santa Fe Snyder Option will be exercisable, in whole or in part, at any time and from time to time following the occurrence of an exercise event (an "Exercise Event").

                              - Page 5 of 9 Pages -
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         An "Exercise Event" is (i) any of the events giving rise to the obligation of Santa Fe Snyder to pay the $103 million fee under Section 8.5(b) of the Merger Agreement or (ii) the event giving rise to the obligation of Santa Fe Snyder to pay the $56.65 million fee under Section 8.5(b) of the Merger Agreement after an event giving rise to the obligation to pay the $46.35 million fee under Section 8.5(b) of the Merger Agreement has already occurred.

         Santa Fe Snyder is required to pay the $103 million fee under
Section 8.5(b) of the Merger Agreement if:

         (i) Santa Fe Snyder terminates the Merger Agreement after the Board of Directors of Santa Fe Snyder both:

                  (a) determines that proceeding with the Merger would be inconsistent with its fiduciary obligations because Santa Fe Snyder has received an unsolicited, bona fide proposal from a third party with respect to all the outstanding Santa Fe Snyder Common Stock or all or substantially all the assets of Santa Fe Snyder that is superior to the Merger, and

                  (b) elects to terminate the Merger Agreement prior to the date that the shareholders of both of Devon and Santa Fe Snyder have approved the Merger Agreement and the Merger, subject to certain conditions; or

         (ii)     Devon terminates the Merger Agreement after both:

                  (a) the public announcement, or receipt by the Board of Directors of Santa Fe Snyder, of a tender offer, merger, consolidation, business combination or similar transaction including any assets or class of capital stock of Santa Fe Snyder by or with a third party, and

                  (b) the Board of Directors of Santa Fe Snyder has withdrawn or materially modified, in a manner adverse to Devon, its approval or recommendation of the Merger or recommended the other proposal, or resolved to do so.

         Santa Fe Snyder is required to pay the $46.35 million fee under Section 8.5(b)(ii) of the Merger Agreement if:

         (i)      the Merger Agreement is terminated after either:

                  (a) the public announcement of a tender offer, merger, consolidation, business combination or similar transaction including any assets or class of capital stock of Santa Fe Snyder by or with a third party (a "Santa Fe Snyder Acquisition"), or

                  (b) a Santa Fe Snyder stockholders meeting (including reconvened meetings after adjournments or postponements thereof) has been held, and the stockholders at that meeting failed to approve the Merger and the Merger Agreement.

         If Santa Fe Snyder executes and delivers an agreement with respect to any Santa Fe Snyder Acquisition or a Santa Fe Snyder Acquisition is consummated, in any such case, within 12 months from the date of termination pursuant to Section 8.5(b)(ii) of the Merger Agreement, Santa Fe Snyder shall pay an additional $56.65 million fee.

         The Santa Fe Snyder Option will remain exercisable until the earliest to occur of (i) the effective time of the Merger, (ii) the first anniversary of the receipt by Devon of written notice from Santa Fe Snyder of the occurrence of an Exercise Event and (iii) termination of the Merger Agreement in accordance with its terms prior to the occurrence of the later of (x) an Exercise Event and (y) the event giving rise to the payment of the $103 million fee under Section 8.5 of the Merger Agreement (the "Option Term"). If the Santa Fe Snyder Option is not theretofore exercised, the rights and obligations set forth in this Agreement will terminate at the expiration of the Option Term.

                              - Page 6 of 9 Pages -
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         REPURCHASE AT THE OPTION OF DEVON. At the request of Devon made at any time and from time to time after the occurrence of an Exercise Event and prior to 120 days after the expiration of the Option Term (the "Put Period"), Santa Fe Snyder will repurchase from Devon (a) any unexercised portion of the Santa Fe Snyder Option (or any portion that has been exercised but as to which the closing has not occurred) and (b) all or any portion of the shares of Santa Fe Snyder Common Stock purchased by Devon pursuant to the Santa Fe Snyder Stock Option Agreement.

         The aggregate price of such repurchase will be equal to the sum of
(i) the aggregate Exercise Price paid for any shares sold; (ii) the excess, if any, of the Applicable Price (defined below in this Item 5) over the Exercise Price paid by Devon for each share sold multiplied by the number of such shares; and (iii) the excess, if any, of (x) the Applicable Price over
(y) the Exercise Price multiplied by the number of shares subject to the unexercised portion of the Santa Fe Snyder Option as to which Devon is exercising the repurchase right. For purposes of the Santa Fe Snyder Stock Option Agreement, "Applicable Price" means the highest of (i) the highest purchase price per share paid pursuant to a third party's tender or exchange offer made for shares of Santa Fe Snyder Common Stock, (ii) the price per share to be paid by any third person for shares of Santa Fe Snyder Common Stock pursuant to the agreement for certain business combination transactions, and (iii) the average of the closing prices of Santa Fe Snyder Common Stock during a 10 trading day period.

         REGISTRATION RIGHTS. Devon will have certain rights to require the registration under the securities laws of any shares purchased pursuant to the Santa Fe Snyder Option if necessary for Devon to be able to sell such shares.

         PROFIT LIMITATION. The Santa Fe Snyder Stock Option Agreement limits the amount of profit that Devon may be deemed to have received with respect to the Santa Fe Snyder Option (which includes the amount of any termination fee paid or payable to Devon) to $103 million.

         The Merger Agreement and the Santa Fe Snyder Stock Option Agreement are filed herewith as Exhibits 7.1 and 7.2, respectively, and incorporated herein by this reference. Any summary of the agreements and transactions described in this Statement are qualified in their entirety by the specific language of the Merger Agreement and the Santa Fe Snyder Stock Option Agreement.

         Except as set forth herein, Devon currently does not have any plans or proposals that relate to or would result in the occurrence of any of the actions specified in this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) Based upon representations of Santa Fe Snyder to Devon contained in the Merger Agreement, by virtue of having entered into the Santa Fe Snyder Stock Option Agreement, Devon may be deemed to beneficially own 36,424,413 shares, or 16.6%, of the Santa Fe Snyder Common Stock. Devon expressly disclaims beneficial ownership in these shares because the Santa Fe Snyder Option is exercisable only in circumstances referred to in Item 4, none of which has occurred as of the date hereof. Therefore, Devon has no present investment or dispositive power with respect to these shares.

         (c) Neither Devon nor, to the best of Devon's knowledge, any of the individuals named on Annex A hereto, has effected any transactions in Santa Fe Snyder Common Stock during the last 60 days.

         (d) So long as Devon has not purchased Santa Fe Snyder Common Stock subject to the Santa Fe Snyder Option, Devon does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Santa Fe Snyder Common Stock.

         (e) Not applicable.


                              - Page 7 of 9 Pages -
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ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER

         Reference is made to Item 4 for a description of the Merger Agreement and the Stock Option Agreements.

         Except as provided in the Merger Agreement, the Santa Fe Snyder Stock Option Agreement or as set forth in this Statement, neither Devon nor, to the best of Devon's knowledge, any of the individuals named in Annex A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Santa Fe Snyder, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

         7.1 Agreement and Plan of Merger, as amended, dated as of May 25, 2000, among Devon, Merger Co. and Santa Fe Snyder.

         7.2 Stock Option Agreement, dated as of May 25, 2000, between Santa Fe Snyder, as issuer, and Devon, as grantee.

                           [SIGNATURE PAGE TO FOLLOW]


                              - Page 8 of 9 Pages -
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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.



Date: June 6, 2000                  By: Duke R. Ligon
                                       -----------------------------------------
                                       Senior Vice President and General Counsel









                        [SIGNATURE PAGE TO SCHEDULE 13D]


                              - Page 9 of 9 Pages -
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Annex A


                      Information with Respect to Executive
               Officers and Directors of Devon Energy Corporation

    The following sets forth as to each of the executive officers and directors of Devon Energy Corporation: his name, his business address; and his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Devon Energy Corporation, the business address of which is 20 North Broadway, Suite 1500, Oklahoma City, Oklahoma 73102, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Section 13D.

Directors:

Thomas F. Ferguson (1)                 Investment Manager
David M. Gavrin                        Private Investor
Michael E. Gellert                     Private Investor
Moulton Goodrum, Jr.                   Private Investor
John A. Hagg                           Chairman of the Board of Northstar
                                          Energy Corporation
Henry R. Hamman                        Private Investor
William J. Johnson                     Private Investor
Michael M. Kanovsky                    Private Investor
Robert A. Mosbacher, Jr.               Private Investor
J. Larry Nichols                       President and Chief Executive Officer of
                                          Devon
James L. Pate                          Chairman of the Board of Devon
H.R. Sanders, Jr.                      Retired Senior Vice President of Devon
Brent Scowcroft                        Private Investor
Robert B. Weaver                       Private Investor

Executive Officers:

J. Larry Nichols                       President and Chief Executive Officer
Donald A. Garner (2)                   President and Chief Operating Officer of
                                          Northstar Energy Corporation
J. Michael Lacey                       Senior Vice President - Exploration and
                                          Production
Duke R. Ligon                          Senior Vice President - General Counsel
Marian J. Moon                         Senior Vice President - Administration
                                          and Secretary
John Richels (2)                       Chief Executive Officer of Northstar
                                          Energy Corporation
Darryl G. Smette                       Senior Vice President - Marketing
H. Allen Turner                        Senior Vice President - Corporate
                                          Development
William T. Vaughn                      Senior Vice President - Finance

(1)  Citizen of the United Kingdom
(2)  Citizen of Canada